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                            Dycom Industries, Inc.
                              First Union Center
                        4440 PGA Boulevard, Suite 600
                         Palm Beach Gardens, FL 33410

                               October 14, 1998


BY EDGAR TRANSMISSION
---------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Dorine H. Miller


                            Dycom Industries, Inc.
                      Registration Statement on Form S-3
                              File No. 333-62991
                      ----------------------------------

Dear Ms. Miller:

             Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Dycom Industries, Inc. (the "Company") hereby requests withdrawal of the above-captioned Registration Statement due to current market conditions. The Company confirms that offers to sell securities of the Company were made pursuant to a preliminary prospectus dated September 4, 1998, but that no securities were sold under the Registration Statement.

             Please do not hesitate to call Mark Kessel at Shearman & Sterling at (212) 848-7285 with any questions you may have regarding the Registration Statement.

                                                        Very Truly yours,

                                                        Dycom Industries, Inc.


                                                        By /s/ Thomas R. Pledger
                                                           ---------------------
                                                        Name: Thomas R. Pledger
                                                        Title: Chairman & CEO


cc:   Mark Kessel
      Shearman & Sterling